SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(AMENDMENT NO. 2)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

FORDING CANADIAN COAL TRUST
(Name of the Issuer)
FORDING CANADIAN COAL TRUST
FORDING (GP) ULC
TECK COMINCO LIMITED
(Names of Person(s) Filing Statement)
Units, no par value
(Title of Class of Securities)
345425102
(CUSIP Number of Class of Securities)

Fording Canadian Coal Trust Suite 1000, 205 – 9th Avenue SE Calgary, Alberta T2G 0R3 Attention: James F. Jones (403) 260-9800	Fording (GP) ULC Suite 1000, 205 – 9th Avenue SE Calgary, Alberta T2G 0R3 Attention: James F. Jones (403) 260-9800	Teck Cominco Limited Suite 600, 200 Burrard Street Vancouver, British Columbia V6C 3L9 Attention: Peter C. Rozee (604) 687-1117
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th floor New York, New York 10018 Attention: Kevin D. Cramer, Esq. (212) 991-2537	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Attention: Edwin S. Maynard, Esq. (212) 373-3000	Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 Attention: William J. Braithwaite, Esq. (416) 869-5500
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐
CALCULATION OF FILING FEE

Transaction valuation*	$13,687,116,439.03	Amount of filing fee	$537,904

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Calculated solely for the purpose of determining the filing fee. The filing fee was determined by adding (a) the product of (i) 150,175,327 Units, plus 18,632 Exchange Options to acquire an equal number of Fording Units, plus 151,050 Phantom Units that can be settled for an equal number of Fording Units and (ii) cash consideration of $82.00 per Fording Unit, plus (b) $1,358,825,701.03, being the value of the 36,834,527 Teck Class B subordinate voting shares issued to Fording Unitholders (including holders of Exchange Options and Phantom Units), on the basis of 0.245 Class B subordinate voting shares per Fording Unit, based on the average of the high and low prices of Teck’s Class B subordinate voting shares on August 15, 2008 (i.e., $36.89) ((a) and (b) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), was calculated by multiplying the Total Consideration by 0.0000393.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$537,904	Filing Party:	Fording Canadian Coal Trust, Fording (GP) ULC and Teck Cominco Limited

Form or Registration No.:	Schedule 13E-3, File No. 005-62313	Date Filed:	August 21, 2008

Introduction
     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Amendment No. 2”) amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Fording Canadian Coal Trust, an unincorporated, open-ended mutual fund trust governed by a Declaration of Trust and the laws of Alberta, Canada (“Fording”), Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia) (“Fording ULC”), and Teck Cominco Limited, a company incorporated under the laws of Canada (“Teck”) (collectively, the “Filing Persons”) on August 21, 2008 (the “Original 13E-3”), as amended by Amendment No. 1 to the Original 13E-3 filed with the SEC on August 27, 2008 (“Amendment No. 1”).
     This Amendment No. 2 relates to the Arrangement Agreement, dated July 29, 2008 (the “Arrangement Agreement”), by and between Fording and Teck and the related plan of arrangement (the “Plan of Arrangement”). A form of Fording’s management information circular was filed as Exhibit (a)(1) to the Original 13E-3. The Fording management information circular dated September 6, 2008 (the “Circular”) pursuant to which management of Fording is soliciting proxies from securityholders of Fording in connection with a special meeting of Fording’s securityholders to be held on September 30, 2008 to approve the Plan of Arrangement, in the form mailed to securityholders, is attached hereto as Exhibit (a)(9) to this Amendment No. 2.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Circular, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety.
     All information contained in, or incorporated by reference into, this Amendment No. 2 concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.
     The filing of the Original 13E-3, Amendment No. 1 and Amendment No. 2 shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Fording is “controlled” by any Filing Person.

Item 1.	Summary Term Sheet
     The information set forth in the sections of the Circular entitled “Summary Term Sheet — Expected Timing of Arrangement”, “Summary Term Sheet — Information for Participants in the Fording DRIP”, “Summary Term Sheet — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Summary Term Sheet — Certain Effects of the Arrangement”, “Summary Term Sheet — Court and Regulatory Approvals” and “Summary Term Sheet — Certain Canadian Federal Income Tax Considerations” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements
     (e)     Agreements involving the subject company’s securities.  The information set forth in the section of the Circular entitled “The Arrangement — Arrangement Mechanics” is supplemented by disclosing that:
Amendments to the Declaration of Trust
The Plan of Arrangement provides that the Declaration of Trust will be amended to, among other things, clarify that the income arising within Fording for purposes of the Tax Act in 2008 up to and including the time of the completion of the events described under “Arrangement Mechanics” in this Circular will be deemed to have been made payable and paid to those holders of Units who received distributions made by Fording in 2008 on or before the Effective Date, including distributions described in paragraphs (k), (p) and (q) under “Arrangement Mechanics” in this Circular, to the extent of such distributions, or, if such distributions in total exceed such income, then to the extent of such income.

     The information set forth in the section of the Circular entitled “The Arrangement Agreement — Amending Agreement” is supplemented by disclosing that:
Amending Agreement
As of September 6, 2008 Fording and Teck entered into the Amending Agreement. The Amending Agreement amended the Arrangement Agreement to, among other things, reflect the amendments to the Plan of Arrangement described under “The Arrangement — Arrangement Mechanics” in this Circular and to amend the definition of Trading Day to reflect the expected trading and settlement mechanics for the Units during the three business days prior to the Effective Date.

Item 7.	Purposes, Alternatives, Reasons and Effects
     (d)     Effects.  The information set forth in the sections of the Circular entitled “Notice to Securityholders in the United States”, “Summary Term Sheet — Expected Timing of Arrangement”, “Summary Term Sheet — Certain Canadian Federal Income Tax Considerations”, “Special Factors — Certain Effects of the Arrangement”, “The Arrangement — Arrangement Mechanics”, “Certain Tax Considerations for Unitholders— Certain Canadian Federal Income Tax Considerations” and “Frequently Asked Questions About the Arrangement” is amended by disclosing the following:
Unitholders should be aware of the Canadian income tax consequences of the Arrangement including the treatment of amounts payable to Unitholders under the Arrangement. In particular, for Canadian federal income tax purposes, Fording expects that all or substantially all of the distributions and other amounts payable to Unitholders under the Arrangement, including all cash amounts and the fair market value of any Class B Shares received by Unitholders, will constitute ordinary income to Unitholders and, in the case of non-resident Unitholders, will be subject to Canadian nonresident withholding tax. This income inclusion cannot be offset by capital losses, if any, recognized as a result of the Arrangement. Taxable Unitholders who are resident in Canada and who hold their Units on capital account and Unitholders who are not residents of Canada will want to consider disposing of their Units on the TSX or the NYSE with a settlement date that is prior to the Effective Date of the Arrangement and should consult their own tax and investment advisors with regard to this decision. Unitholders who decide to dispose of their Units are advised that: (a) the TSX is expected to establish special trading rules for the three trading days preceding the Effective Date to facilitate settlement prior to the Effective Date of trades occurring on the TSX during that three day period; and (b) the NYSE is expected to halt trading in the Units during the three trading days prior to the Effective Date and as such, Unitholders will not be able to trade their Units on the NYSE during such three day period and trades over the NYSE made prior to such three day period should settle in accordance with the NYSE’s typical T+3 settlement cycle prior to the Effective Date.
     The information set forth in the sections of the Circular entitled “Summary Term Sheet — Information for Participants in the Fording DRIP”, “The Arrangement — Arrangement Mechanics”, and “Information Concerning Voting at the Meeting — Information for Participants in the Fording DRIP” is supplemented by disclosing that:
On August 18, 2008, the Trustees resolved to terminate the Fording DRIP contingent on the approval of the Arrangement Resolution at the Meeting by the Requisite Level of Approval. The Trustees resolved to terminate the Fording DRIP in order that the unitholdings of participants in that plan could be certificated in advance of the Effective Date without further action of such participants. Accordingly, if the Fording DRIP is terminated, participants in the plan will receive a certificate representing the whole Units held by such persons pursuant to such plan. Fractional unitholdings will be settled through a cash payment in accordance with the terms of the Fording DRIP. Participants in the Fording DRIP will receive a letter containing additional information regarding the foregoing.

Item 8.	Fairness of the Transaction
     (a)     Fairness; Factors considered in determining fairness.  The disclosure throughout the Circular has been revised to more clearly and consistently articulate the determination by the Filing Persons that the going-private transaction is substantively and procedurally fair to unaffiliated Unitholders.
     The information set forth in the sections of the Circular entitled “Summary Term Sheet — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives” and “Special Factors — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives” is supplemented by disclosing that:
In accordance with the practices of Canadian investment banks, the Fairness Opinion does not address the fairness of the consideration available to Unitholders under the Arrangement from a financial point of view to Teck and its affiliates as Teck is a party to the Arrangement Agreement and is therefore receiving a material benefit different from other Unitholders. The Fairness Opinion does address the fairness of the consideration available from a financial point of view to all other Unitholders, including the Trustees, Directors and executive officers of Fording (other than those who are affiliates of Teck). See “Special Factors—Fairness Opinion”. The holdings of Units and Phantom Units of the Trustees, Directors and executive officers of Fording (other than those who are affiliates of Teck) represent less than 0.2% of the total Units outstanding and such persons will not receive any benefits under the Arrangement that are not described in this Circular other than in their capacity as Unitholders and holders of Phantom Units. The Independent Committees, the Trustees and the Directors relied upon the Fairness Opinion in determining that the Arrangement is substantively fair to unaffiliated Unitholders and in recommending that Unitholders vote for the Arrangement because the affiliated Unitholders (other than Teck and its affiliates) would not receive any consideration for their Units or Phantom Units, as the case may be, greater than that to be received by our unaffiliated Unitholders and any benefits to be received by our affiliates (other than Teck and its affiliates) in connection with the Arrangement would be incidental and, in the aggregate, immaterial in value.
     The information set forth in the section of the Circular entitled “Special Factors — Position of Teck Regarding Fairness of the Arrangement” is further supplemented by disclosing that:
As was reported in Teck’s press release on July 29, 2008, in which it announced the Arrangement, based on the 20 calendar day volume weighted average price of the Class B Shares on the NYSE, the proceeds to Unitholders represent an 18% premium to the 20 calendar day volume weighted average price of the Units on the NYSE, in each case for the period ending July 25, 2008.

Item 9.	Reports, Opinions, Appraisals and Negotiations
     (a)     Report, opinion or appraisal.  A new section of the Circular has been added entitled “Special Factors — Material Projections Provided by Fording to RBC and National Bank Financial” and is incorporated herein by reference. In addition, the Circular has been supplemented by the addition of “Appendix L — Summary of Material Projections provided by Fording relating to Operating Costs, Capital Expenditures and Coal Production Volumes” and is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration
     (a)     Source of funds.  The information set forth in the section of the Circular entitled “The Arrangement — Sources of Funds for the Arrangement” is supplemented by disclosing that:
While the terms of any debt securities that may be issued under Teck’s second amended and restated base shelf prospectus have not been definitively established, Teck expects that any such debt securities would be issued by Teck under an indenture to be entered into between Teck and The Bank of New York Mellon, as trustee, and fully and unconditionally guaranteed on an unsecured senior basis by Teck Metals. Teck expects that the debt securities and guarantees would be unsecured obligations and would rank equally with other unsecured and unsubordinated obligations of Teck and Teck Metals, respectively, from time to time outstanding. The indenture for the debt securities and guarantees is expected to contain customary covenants that, among other things, limit Teck’s ability to create certain security interests, limit Teck’s ability to enter into certain sale and leaseback transactions and restrict Teck’s ability to amalgamate or merge with a third party or transfer all or substantially all of its assets. The indenture is also expected to contain customary events of default and provisions for mandatory or optional redemption in certain circumstances.
     The information set forth in the section of the Circular entitled “The Arrangement — Sources of Funds for the Arrangement” is further supplemented by disclosing under the subheading “Sale of Units” that:
Other than in connection with its Top-Up Arrangements with Ontario Teachers’ Pension Plan Board and Golden Apple, Teck has no current agreements or understandings with respect to such sale. See “Information Concerning Teck—Agreements Involving Fording’s Securities” in this Circular.

Item 13.	Financial Statements
     The information set forth in the section of the Circular entitled “Information Concerning Fording — Historical Selected Financial Data” is supplemented by the summary financial information found on page 79 of the Circular.

Item 15.	Additional Information
     The information set forth in the sections of the Circular entitled “Summary Term Sheet — Court and Regulatory Approvals” and “Principal Legal Matters — Principal Regulatory Matters” is amended by disclosing that:
•	on September 2, 2008, early termination of the HSR waiting period was granted;
•	on September 2, 2008, an Advance Ruling Certificate was issued under the Competition Act;
•	the provisional date for EC clearance is September 19, 2008;
•	a pre-merger notification was filed with the Korea Fair Trade Commission on August 22, 2008;
•	notification with the Turkish Competition Board was filed on August 21, 2008; and
•	the TSX has conditionally approved the listing of the Class B Shares to be issued pursuant to the Arrangement, subject to the satisfaction of the customary listing requirements of the TSX. The NYSE has approved the listing of the Class B Shares to be issued pursuant to the Arrangement, subject to official notice of issuance.

Item 16.	Exhibits
     (a)(9)     Management Information Circular of Fording Canadian Coal Trust dated September 6, 2008, as distributed to securityholders.
     (d)(6)     Amending Agreement dated as of September 6, 2008 between Fording and Teck amending certain provisions of the Arrangement Agreement (incorporated herein by reference to Appendix B of the Circular).

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of September 9, 2008

FORDING CANADIAN COAL TRUST
By:	/s/ Michael A. Grandin
	Name:	Michael A. Grandin
	Title:	Chair and Chief Executive Officer

FORDING (GP) ULC
By:	/s/ Michael A. Grandin
	Name:	Michael A. Grandin
	Title:	Chair and Chief Executive Officer

TECK COMINCO LIMITED
By:	/s/ Peter C. Rozee
	Name:	Peter C. Rozee
	Title:	Senior Vice President, Commercial Affairs

EXHIBIT INDEX
     (a)(9)     Management Information Circular of Fording Canadian Coal Trust, dated September 6, 2008 as distributed to securityholders.
     (d)(6)     Amending Agreement dated as of September 6, 2008 between Fording and Teck amending certain provisions of the Arrangement Agreement (incorporated herein by reference to Appendix B of the Circular).